COAL SALES AGREEMENT

Date: November 22, 2012

Agreement number: 10-2012-ENC-NLJ-01

This Agreement is entered into between Seller and Buyer whereby Seller sells and Buyer buys the Material on the following terms and conditions. "Party " means a party to this Agreement and "Parties " means both of them.

1. Seller	NewleadJmeg, LLC
2. Seller's address	4000 S. Faber Pl. Dr. Suite 300 Charleston SC 29405
3. Warranty	Upon signing a final agreement addendum to this contract, The Seller hereby confirms that the Seller is ready, willing, and able to enter into this Agreement for the purpose of selling coal pursuant to this Agreement. The Buyer hereby confirms that the Buyer is ready, willing, and able to enter into this Agreement for the purpose of buying coal pursuant to this Agreement for resale by the Buyer. This Contract is not binding unless a final agreement addendum is signed by the parties after face to face negotiations and mine visit of the buyer.
4. Buyer	Encor Overseas Ltd.
5. Buyer's address	Akara Bldg., Suite No. 8, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
6. Contract Duration	One (1) trial Shipment of 60.000 MT +/- 10% in January, 2013. Then 60,000 +/- 10% MT Every Month, total volume 60,000 +/- 10% MT x 12 = 720,000 +/- 10% MT for the first year, after the parties are satisfied with trial shipment.
7. Material	Kentucky, West Virginia & Alabama USA Thermal Coal
8. Quality	Specifications as set out in Appendix No.1
9.Quantity	60.000 MT +/- 10% trial shipment at Buyer's option. if both parties are satisfied and signed an addendum to this contract after the trial shipment is fully completed, fully completed means that vessel arrived at discharging port and the coal is received by the buyer, following shipments schedule will be as per Clause No.6
10. Loading Port	New Orleans Midstream mile marker 109-88.
11. Delivery	ex barge FOB New Orleans Midstream mile marker 109-88.
12.Delivery Schedule	The delivery of the Material shall take place in 1 (one) shipment as per Quantity above in accordance with the Loading Port regulations under the confirmed loading time (laycan) by seller. Laytime will be mutually agreed and documented in an Addendum to this Agreement
13. Laytime & Demurrage	Guaranteed Loading Rate At Loading Port Will Be 15000 MT/Day SHINC. Other Shipping detailes are in Appendix No.2
14. Nomination	Buyer shall nominate a vessel latest 10 days prior to the 1st day of the loading period as per clause 12
15. Price	89 USD/ton on FOB basis
16. Payment	Payment shall be made in United States Dollars. The Buyer shall open an irrevocable confirmable Letter of Credit, fully workable and properly received and declared in good order by the Seller, 15 days prior to day 1 of the loading period payable at sight in favour of the Seller for an amount in US Dollar sufficient to cover 100% (one hundred percent) of the shipment value allowing tolerance. The L/C should be opened through any international/national bank acceptable to Seller and the L/C wording shall be acceptable to Seller. The L/C shall be available and payable by telegraphic transfer at the counters of

	Seller's (Beneficiary's) Bank (to be communicated in due time) upon presentation of documents referred to below. All bank charges of Buyer's bank shall be for Buyer's account & all bank charges of Seller's bank shall be for Seller's account. Payment shall be adjusted in accordance with the provisions below dealing with weighing. L/C Confirmation charges will be for Seller's account.
17. Required Documents	Seller's signed Commercial Invoice (1 original and 1 copy), Full set (3 originals and 3 copies) of the original shipped on board Bills of Lading (B/L), issued or endorsed to the order of L/C Issuing Bank, Certificate of Weight (1 original and 1 copy) issued by SGS or Equivalent at loading port Certificate of Draft Survey (1 original and 1 copy) issued by SGS or Equivalent at loading port. Certificate of Analysis (1 original and 1 copy) issued by SGS or Equivalent at loading port. Certificate of Holds Cleanliness (1 original and 1 copy) issued by SGS or Equivalent at loading port. Certificate of Origin (1 original and 1 copy) showing exporter/shipper other than beneficiary is acceptable.
18. Weighing	Seller shall arrange and pay for SGS or Equivalent to ascertain the weight and issue a Certificate of Weight based on the determination of weight (mass) by Draft Survey of the carrying vessel at the Loading Port, which shall be final and binding.
19. Sampling and analysis	Seller shall arrange and pay for SGS or Equivalent to take samples and perform an average analysis in accordance with the respective ISO standards for the total quantity of Material loaded onto the vessel. The Certificate of Analysis shall detail the results for fixed carbon, moisture, ash content, volatile content, sulphur content, gross and net calorific values (at constant pressure) on as received and on dry basis. In case Buyer requests analysis of any other value(s) the costs thereof shall be for account of Buyer. The Certificate of Analysis shall be final and binding on both parties unless either party challenges the result of the analysis within 45 days from the B/L date in which case the sample taken at the Loading Port shall be sent to another independent laboratory, acceptable to both parties, which shall determine the quality of said sample. Such analysis shall be limited to the properties challenged. The cost of such further analysis shall be for account of party challenging the result of the first analysis. The new Certificate of Analysis shall be final and binding on both Parties. Buyer has right to nominate its own inspection company on its own cost
20. Force Majeure	The Parties are released from responsibility for partial or complete non-fulfillment of their liabilities under the present Contract, if this non-fulfillment was caused by the circumstances of Force Majeure, namely: wars, military operations of any character, blockades, prohibition of exports or Imports, strikes, fire, flood, earthquake, provided these circumstances have directly affected the execution of the present Contract. In this case the time of fulfillment of the Contract obligations is extended for the period equal to that during which such circumstances last. The Party, for which it became impossible to meet obligations under the Contract is to notify in written form the other Party of the beginning and cessation of the above circumstances immediately, but in any case not later than five days of the moment of their beginning. The notification of the Force Majeure circumstances not made within 10 days deprives the corresponding Party of the right to refer to such circumstances in future. The written evidence issued by the respective Chambers of Commerce and Industry of the Seller's and Buyer's country or the country of destination will be

	a sufficient proof of the existence and duration of the above indicated circumstances. If these circumstances last longer than three months, then each Party will be entitled to cancel the whole Contract or any part of it and in this case neither Party shall have the right to demand any compensation of eventual losses from the other Party.
21. Arbitration	All disputes and differences which may arise out of or in connection with the present Contract will be settled as far as possible by means of negotiations between the Parties. If the Parties do not come to an agreement, the matter, without recourse to Courts of Law, is to be submitted for settlement to Arbitration, with its seat in London. The arbitration award is final and binding upon both parties.
22. Other Terms and Conditions	After signing of the respective contract all previous negotiations and correspondence pertaining to same will become null and void. Any other amendments and supplements to the respective contract are valid only if they are made in writing and signed by authorized representatives of both parties. Neither of the parties has the right to assign their rights and obligations under the respective contract to any third party without the prior written consent of the other party being obtained.

This Agreement is composed of 22 independent clauses and is executed in two originals.

NewleadJmeg, LLC

Signature: ______________________

Name: Michail Zolotov

Title:

Signed 11/22/2012

Encor Overseas Ltd.

Signature: ______________________

Name: Ozcan Issever

Title: Director

APPENDIX № 1
To The Contract No 10-2012-ENC-NLJ-01

22.11.2012

1. CERTIFICATE OF QUALITY

THE PARTIES AGREE THAT USA COAL SHALL HAVE THE FOLLOWING TYPICAL SPECIFICATION

TYPE/GRADE: STEAM COAL / SIZED with the following specifications:

Coal Specifications

	Weighted Average	Rejection Specification
Moisture (Total) (ARB%)	10%	12% (Maximum)
Ash Content (ADB%)	14%	13.5% (Maximum)
Volatile Matter (ADB%)	25 - 42%	
Gross Calorific Value (ADB)	6833 kcal/kg	6,527 Kcal Kg (Minimum)
Total Sulfur (ADB)	1%	1.2% (Maximum)
Fixed Carbon (ADB)	52 – 55%	
Hargrove Grindability Index (HGI)	41 – 46%	
Size	20mm – 80mm, 0-20mm 20% max.	

** Monthly weighted average analysis for Gross Calorific Value (ADB) shall be 12,299.4 Btu/lb.

** Rejection Specifications for Gross Calorific Value (ADB) shall be 11,748.6 Btu/lb. (Minimum)

SELLER:

Michael Zolotas

BUYER:

APPENDIX № 2
To The Contract No 10-2012-ENC-NLJ-01

22.11.2012

The BUYER, in accordance with the Delivery Schedule shall nominate the name of the vessel to the SELLER and Seller's agents in the loading port, not later than 10 (ten) days prior to the first day of the lay can, in writing :

(a) Name, capacity, flag and draught,
(b) Quantity of the Goods to be lifted and
(c) Estimated date of arrival to the loading port.

The vessel to be open type Bulkcarrier able to load from Seller's side the cargo under this contract.

The vessel with full description and demurrage to be presented to the Seller for their approval.
The approval to be granted within 24 hours during normal USA working days.The approval not unreasonably withheld.

BUYER shall have the obligation to nominate in writing a substitute vessel whenever necessary for timely performance of its obligations under this Contract in all cases immediately.

The Captain of the vessel shall cable or telex to the Seller's agent at the loading port the ETA, 72 hours prior to its arrival, stating capacity, flag and draught of the vessel, precise time of arrival (definite Notice of Readiness) 48, 24 and 12 hours before its arrival at the port of loading.

The SELLER shall inform the BUYER by telex or fax or email about the loaded cargo within 24 hours after the loading has been completed.

In case the vessel arrives after the end of the laycan, lay-time shall not commence until vessel is all-fast. The SELLER will take all reasonable measures to effect berthing of the vessel as soon as possible.

The BUYER's vessels should in all respect comply with the regulations in force at the loading port such as seaworthiness, fire and other safety measures, de ballasting and loading capacity etc. otherwise all-time delays caused by vessel's non–compliance with regulations shall not count as used lay time.
The vessel to have readable Plimsol marks, ballast tanks empty or full, cargo load line certificate and tank plan in order to conduct a draft survey prior to and after completion of loading in order to establish the loaded Bill of Lading quantity.

Notice can be given during normal office hours of the day 7 days a week if it is not contrary to the local port regulations.

Time for loading to count from 8 a.m. on next working day after the Ship is reported and ready, and in free pratique and written notice tendered and accepted (whether in berth or not, whether in port or not, whether custom cleared or not, whether in free pratique or not, in case of congestion only and provided custom clearance and free pratique are subsequently granted. Steamer to be reported during official hours only.

Demurrage/despatch shall be calculated in accordance with charter party rate. Time period during which loading could not be effected due to weather not to count as used laytime or not to count as used laytime according to the provisions of the charter party. Without prejudice to dispute resolution provisions of this Contract, any dispute as to the rate of demurrage shall be referred for expert determination.

Loading rate in load port to be 15,000 MT per 24 consecutive hours weather working SSHINC, half despatch awts.
Time period during which loading could not be effected because of reasons beyond the Seller's control such as waiting for and proceeding of mooring and other actions while proceeding from the anchorage to

the berth, waiting for and discharging ballast, and time during which loading could not be made due to technical and other conditions, attributable to the vessel, BUYER, vessel's owner and/or operator, will not be counted as used laytime.
Time during which loading could not be effected because of weather conditions will not be counted as laytime.

The SELLER shall be liable for demurrage under this Contract unless the demurrage claim has been submitted to the SELLER in writing within thirty (30) days of Bill of Lading date, stating in detail the specific facts upon which the claim is based, provided that any supporting documentation which is not at that time available to the BUYER shall be submitted to the SELLER within forty five (45) days after Bill of Lading date.. Any demurrage claim shall be paid to the BUYER within fifteen (15) days from the date of receipt of all supporting documentation with respect to such claim. If the BUYER fails to submit the demurrage claim or fails to provide any supporting documentation within the aforesaid limits, then the liability of the SELLER for demurrage shall be extinguished.

The BUYER shall submit the copies of following documents for examination of demurrage claims:

1. Statement of Facts, signed by the Master and Ship's agents in the load port;
2. Time Sheet, signed by the Master and Ship's agents in the load
3. Laytime calculation, signed by the Master and Ship's agents in the load
4. NOR, signed by the Master and Ship's agents in the load;
5. Bill of Lading (copy acceptable);

After completion of loading the responsibilities of the Seller terminates, the BUYER gets the right to deliver the goods anywhere.

Shipowners have right to nominate their own agent at Loading Port. Seller has right to nominate their own protect agent on their own cost.

SELLER

BUYER